UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: __________________

ARABELLA EXPLORATION, INC.

(Translation of registrant's name into English)

500W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On September 2, 2014, Arabella Exploration, Inc. (the “Company”) entered into a Senior Secured Note Agreement (the “Note Agreement”) providing for the issuance of up to $45,000,000 of Senior Secured Notes (the “Notes”) with a New York based Credit Fund (the “Fund”). The initial sale of $16,000,000 in Notes to the Fund occurred on September 2, 2014, with further sales to be based upon reserve based performance hurdles. The Notes bear interest at an annual rate of 15%, of which six months was prepaid at close. The Notes are due one year from their issuance date and can be redeemed by the Company at any time without penalty. The Company paid a 3% origination fee to the Fund and a 5% cash commission to its advisors on the transaction. In conjunction with the sale of the Notes, the Company issued warrants to purchase 1,300,000 of the Company’s ordinary shares at a price of $5.00. The warrants expire on September 2, 2019.

Within 60 days of the date of the Note Agreement, the Company may submit an updated reserve report. If the Fund agrees that the Company’s proved, developed, producing reserves (“PDP”s) have (i) increased by $6,000,000 over the previous report and (ii) are in excess of $21,500,000, then the Fund will purchase and additional $5,000,000 of Notes. At any time after 90 days from the date of the Note Agreement, if the Company submits a reserve report pursuant to which the Fund determines the PDPs have increased over the last determination of PDPs, the Fund will purchase additional Notes on a dollar-for-dollar basis equal to such increase up to the $45,000,000 aggregate amount of Notes available.

The Notes contain events of default for (i) the failure to pay principal, (ii) the Company breaching the Note Agreement and related documents, (iii) any representation or warranty being false or incorrect, (iv) the Company going into bankruptcy or liquidation, (v) entry of certain judgments against the Company if not appealed or discharged, and (vi) a material adverse change in the Company’s financial condition.

The obligations of the Company under the Note Agreement and Notes were guaranteed by its subsidiaries and are secured by all the assets of the Company and its subsidiaries.

The company also granted the holders of the warrants piggy-back registration rights with respect to the ordinary shares underlying the warrants issued in connection with the Note Agreement and the Notes.

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Creation of a Direct Financial Obligation.

The disclosure set forth under “Entry into a Material Definitive Agreement” above is hereby incorporated in its entirety under this item.

Unregistered Sales of Equity Securities.

As described under “Entry into a Material Definitive Agreement”, above, on September 2, 2014, the Company issued warrants to purchase 1,000,000 of its ordinary shares to the Fund and warrants to purchase 300,000 ordinary shares to the placement agent as part of its fees in connection with the issuance of the Notes. The warrants are exercisable at $5.00 per share and expire on September 2, 2019.   The issuance of securities in the Private Placement was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Press Release dated September 4, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 30, 2014

ARABELLA EXPLORATION, INC.

By:	/s/ Jason Hoisager
Name:	Jason Hoisager
Title:	Chief Executive Officer

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